UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 13, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES OFFERING OF PREFERRED SHARES BY CERTAIN SELLING SHAREHOLDERS

Moscow, Russia –  April 13, 2011 - Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the launch of a public offering
(the “Offering”) by certain selling shareholders of the preferred shares of
Mechel OAO.
The preferred shares are being offered by James C. Justice II, James C. Justice
III, James C. Justice Companies Inc. and Jillean L. Justice (the “Selling
Shareholders”). The Selling Shareholders propose to offer up to 26,000,000 preferred shares to Russian and international investors. The Offering has been registered with the U.S. Securities and Exchange Commission (the “SEC”) under an automatic shelf registration statement filed by Mechel.
Mechel has applied for admission of the preferred shares to trading (without listing) on the Open Joint Stock Company “Russian Trading System” Stock Exchange
(the “RTS”) and on the Closed Joint Stock Company “MICEX Stock Exchange” (the
“MICEX”). We expect the preferred shares to be admitted to trading prior to settlement of the preferred shares sold in the Offering, under the symbol
“MTLRP”.
Morgan Stanley & Co. Incorporated and Renaissance Securities (Cyprus) Limited
will be acting as Joint Global Coordinators and Joint Bookrunners for the
Offering. VTB Capital will be acting as a Joint Bookrunner for the Offering. VTB
Capital is not registered as a broker-dealer with the SEC, therefore any offers and sales of the preferred shares by VTB Capital in the United States will be made through one or more SEC-registered broker-dealers, which may be affiliates of VTB Capital, to the extent required by applicable U.S. securities laws and regulations. Coalmetbank will be marketing the preferred shares to the general public in the Russian Federation. Coalmetbank will not underwrite any of the preferred shares sold in the offering.
A copy of the prospectus relating to the Offering can be obtained on the EDGAR website operated by the SEC or by contacting the underwriters for the Offering through Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, NY 10036,
United States of America, tel: +1 (866) 718-1649 (attention of Prospectus
Department, 180 Varick Street, New York, NY 10014, e-mail:
prospectus@morganstanley.com); or, for requests from the United States, through
RenCap Securities, Inc., 780 3rd Avenue, 20th Floor, New York, NY 10017, USA,
tel: +1 (212) 824-1099 (attention of David Kuzmanich and John Duffy) and, for requests outside the United States, through Renaissance Capital Limited, One
Angel Court, Copthall Avenue, London, EC2R 7HJ, United Kingdom, tel: +44 (20)
7367-7777 (attention of Brien McMahon and Robert Hagon); or, for requests outside the United States, through VTB Capital Plc, 14 Cornhill, London EC3V
3ND, United Kingdom, tel: + 44 (20) 3334-8000 (attention of Equity Syndicate).

***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of Russia’s leading companies. Its business is primarily composed of  four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.
Any offer of securities to the public that may be deemed to be made pursuant to this communication in any EEA Member State that has implemented Directive
2003/71/EC (together with any applicable implementing measures in any Member
State, the "Prospectus Directive"), as the same may be amended by Directive
2010/73/EU (together with any applicable implementing measures in any Member
State, the “Amending Directive”) is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus
Directive (as amended, where relevant, by the Amending Directive).
These materials are only being distributed to and are only directed at (i)
persons who are outside the United Kingdom, subject to applicable laws or (ii)
persons who have professional experience in matters relating to investments falling within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005
(the "Order"), and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which these materials relate will only be available to and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
This press release and the information herein are not a public offer or advertisement of securities in the Russian Federation, and are not an offer, or an invitation to make offers or to purchase, sell, exchange or transfer any preferred shares in the Russian Federation.
Not for publication or distribution into or in Canada, Japan or Australia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 13, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO